

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2017

Dov Sella
Chief Executive Officer
Rada Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel

> **Re:** **Rada Electronic Industries Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 27, 2017**
> **File No. 333-216973**

Dear Mr. Sella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Soares at (202) 551-3580 with any questions.

Sincerely,

/s/ Brian Soares for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Steven J. Glusband, Esq.
        Carter Ledyard & Milburn LLP